Pepco Holdings, Inc. Parent
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	Actual June 30, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	496,679
Accounts receivable	2,020
Taxes accrued	16,122
Notes receivable to associated companies	1,111,409
	1,626,230
Investments and Other Assets	
Investment in consolidated companies	3,648,782
Deferred income taxes	50,106
Other	14,292
	3,713,180
Property, Plant and Equipment	
Intangible assets	11,411
Less accumulated amortization	5,274
	6,137
Total Assets	5,345,547
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short-term debt	155,425
Accounts payable	6,486
Accounts payable to associated companies	-
Interest	41,793
Other	750
	204,454
Long-Term Debt	2,198,789
Capitalization	
Common stock	1,707
Additional paid-in capital	2,226,377
Treasury stock	(20)
Other comprehensive loss	(56,918)
Retained earnings	771,158
Total equity	2,942,304
Total capitalization	2,942,304
Total Capitalization and Liabilities	5,345,547